Exhibit 99.1

Formula Systems Reports Second Quarter and First Half 2024 Financial Results

Operating Income for the Second Quarter Increased by 8.4% Year Over Year to a Second Quarter Record Breaking $65 million. Net Income Attributable to Formula Systems Shareholders for the Second Quarter Increased by 10.7% Year Over Year to a Second Quarter Record-Braking $18.8 million.

OR YEHUDA, Israel, Aug. 20, 2024 (GLOBE NEWSWIRE) -- Formula Systems (1985) Ltd. (Nasdaq and TASE: FORTY) (“Formula” or the “Company”), a global information technology group engaged, through its subsidiaries and affiliates, in providing software consulting services and computer-based business solutions and developing proprietary software products, today announced its results for the second quarter and first half period ended June 30, 2024.

Financial Highlights for the Second Quarter Ended June 30, 2024

●	Revenues for the second quarter ended June 30, 2024 increased by 1.9% to $667.7 million, compared to $655.4 million in the same period last year. On a constant-currency basis (calculated based on average currency exchange rates for the three months ended June 30, 2023), revenues for the second quarter of 2024 would have increased by 3.5% to $678.3 million, compared to the same period last year.

●	Operating income for the second quarter ended June 30, 2024 increased by 8.4% to a second quarter record breaking $65.0 million compared to $60.0 million in the same period last year.

●	Net income attributable to Formula’s shareholders for the second quarter ended June 30, 2024 increased by 10.7% to a second quarter record-breaking $18.8 million, or $1.20 per fully diluted share, compared to $17.0 million, or $1.11 per fully diluted share, in the same period last year.

Financial Highlights for the Six Month-Period Ended June 30, 2024

●	Revenues for the first half period ended June 30, 2024 increased by 3.0% to a first-half record-breaking $1.37 billion, compared to $1.33 billion in the same period last year. On a constant currency basis (calculated based on average currency exchange rates for the first half ended June 30, 2023), revenues for the first half period ended June 30, 2024 would have increased by approximately 5.0% to $1.39 billion, compared to the same period last year.

●	Operating income for the first half period ended June 30, 2024 increased by 5.7% to a first-half record-breaking $127.6 million, compared to $120.8 million in the same period last year.

●	Net income attributable to Formula’s shareholders for the first half period ended June 30, 2024 increased by 10.1% to a first-half record-breaking $36.0 million, or $2.31 per fully diluted share, compared to $32.7 million, or $2.11 per fully diluted share, in the same period last year.

●	As of June 30, 2024, Formula held 48.21%, 43.54%, 46.71%, 100%, 50%, 90.1%, 80%, 100% and 100% of the outstanding ordinary shares of Matrix IT Ltd., Sapiens International Corporation N.V., Magic Software Enterprises Ltd., Michpal Micro Computers (1983) Ltd., TSG IT Advanced Systems Ltd., Insync Staffing Solutions, Inc., Ofek Aerial Photography Ltd., ZAP Group Ltd., and Shamrad Electronic (1997) Ltd., respectively.

●	Consolidated cash and cash equivalents and short-term bank deposits totaled approximately $472.9 million as of June 30, 2024, compared to $528.2 million as of December 31, 2023.

●	Total equity as of June 30, 2024 and December 31, 2023 was $1.3 billion (representing 49.1% and 46.5% of the total consolidated statements of financial position, respectively).

Declaration of Dividend for the First Half of 2024

●	Based on the Company’s results, the Company’s board of directors approved the distribution of a cash dividend in an amount of NIS 2.32 per share (approximately $0.63 per share) and in an aggregate amount of approximately NIS 35.6 million (approximately $9.6 million).

●	The dividend is payable on September 26, 2024, to all of the Company’s shareholders of record at the close of trading on the Nasdaq Global Select Market (or the Tel-Aviv Stock Exchange, as appropriate) on September 12, 2024. The dividend will be paid in New Israeli Shekels with respect to the Company's ordinary shares traded on the Tel Aviv Stock Exchange and American Depositary Receipts traded on the Nasdaq Global Select Market.

In accordance with Israeli tax law, the dividend is subject to withholding tax at source at the rate of 30% (if the recipient of the dividend is at the time of distribution or was at any time during the preceding 12-month period the holder of 10% or more of the Company's share capital) or 25% (for all other dividend recipients) of the dividend amount payable to each shareholder of record, subject to applicable exemptions.

Debentures Covenants

As of June 30, 2024, Formula was in compliance with all of its financial covenants under the debenture series issued by it, based on the following achievements:

Covenant 1

●	Target equity attributable to Formula’s shareholders (excluding non-controlling interests): above $215 million.

●	Actual equity attributable to Formula’s shareholders as of June 30, 2024 was $644.0 million.

Covenant 2

●	Target ratio of net financial indebtedness to net capitalization (in each case, as defined under the indenture for Formula’s Series A and C Secured Debentures): below 65%.

●	Actual ratio of net financial indebtedness to net capitalization, as of June 30, 2024 was (0.02%).

Covenant 3

●	Target ratio of net financial indebtedness to EBITDA (based on the accumulated calculation for the four most recent quarters): below 5.

●	Actual ratio of net financial indebtedness to EBITDA as of June 30, 2024 was (0.001).

Comments of Management

Commenting on the results, Guy Bernstein, CEO of Formula Systems, said: “I am proud of Formula’s strong performance in the second quarter and throughout the first half of 2024 as we reported another second quarter of record revenues, operating income and net income in the Company’s history. Our operating income of $65 million in the second quarter of 2024 was up 8.4% on a year over year basis and 3.9% on a on a sequential basis, growing our semi-annual operating income to $127.6 million. These results underscore our commitment to driving sustained growth and operational excellence across all facets of our business. We continue to uphold our core values of innovation, professionalism, agility, and transparency across our entire group. These principles enable us to consistently create significant value for our customers by helping them manage, streamline, and accelerate their operations, ultimately contributing to their growth.”

“Matrix reported its best second quarter in history with record-breaking results recorded across all its key financial indices: revenues, gross profit, operating income, net income and EBITDA. Matrix revenues for the second quarter grew by 3.6% year over year reaching an all-time second quarter high of NIS 1.33 billion (approximately $357.8 million). Operating income grew by 13.9%, reaching NIS 111.3 million (approximately $29.9 million). We are pleased with Matrix’s continued recognition as a market leader in Israel in the implementation of fastest-growing technologies, such as cloud, cyber, digital, data, DevOps and AI, which enable the company to create significant value for its customers in managing, streamlining, accelerating and making its businesses thrive. Matrix continues to strengthen its position as a company executing complex and innovative projects of national significance – economic, social, and security-related – that are helping the State of Israel during this challenging period. There is a strong demand in Israel and in North America for software services in digital, cloud, cyber, data, and core operating systems—areas in which Matrix is a market leader, and which are at the center of the IT market demand even during times of war.”

“Sapiens revenues for the second quarter reached $137 million, reflecting a 6.6% increase compared to the same period last year. Sapiens Non-GAAP operating profit totaled $25 million, representing 18.2% of its total revenues. Sapiens results demonstrate its strong execution capabilities, particularly with robust growth in North America and Europe. As a global player with multiple product lines and cloud capabilities and a cost-efficient operating model which combines off-and on-shore delivery capabilities, we believe that Sapiens is positioned in a sweet spot to reap the gains of this opportunity.”

“Magic Software's operational results for the second quarter and first half of 2024 has been increasingly improving, underscoring the positive momentum that continues to drive its business forward. While Magic Software operates in a dynamic macroeconomic landscape, which has presented challenges for some of its North American blue-chip clients, particularly in the face of softer demand and budget constraints, we remain optimistic about the future. Magic Software’s business is constantly improving, and its pipeline is robust as the vast majority of its customers continue to recognize the unique value it brings, increasingly choosing Magic Software as their preferred partner for their innovative digital and cloud transformation initiatives. We are confident that this momentum driven by Magic Software’s ongoing efforts to cultivate cutting-edge capabilities will continue to build throughout the year and propel it toward sustained, long-term profitability and enduring value to its shareholders.”

“Michpal concluded the second quarter with quarterly consolidated revenues of NIS 37.3 million (approximately $10.0 million), growing 10.6% year over year on a constant currency basis. Michpal offers comprehensive proprietary on-premise and web-based payroll software solutions and related services, as well as integrated specialized management systems in the field of financial accounting, taxation and compliance, for accounting professionals (accountants and tax consultants), bookkeepers, controllers, and CFOs.”

“TSG’s, a leading provider of defense and homeland security solutions, reports a strong start as a public company on the Tel-Aviv Stock Exchange, with notable growth in its core markets. EBITDA for the second quarter of 2024 increased by 13.3% year over year to NIS 13.0 million compared to NIS 11.5 million in the same period last year. This solid performance reflects TSG's successful efforts to capitalize on both its traditional defense sector activities, driven by increasing geopolitical instability in the Middle East and Europe, and its growing presence in the Israeli municipal sector. The ongoing demand for advanced defense and homeland security solutions, coupled with long-term engagements in municipal projects, continues to drive TSG’s growth. TSG remains committed to leveraging its expertise in developing innovative solutions to meet the evolving needs of its customers.”

Stand-Alone Financial Measures

This press release presents, further below, certain stand-alone financial measures to reflect Formula’s stand-alone financial position in reference to its assets and liabilities as the parent company of the group. These financial measures are prepared consistent with the accounting principles applied in the consolidated financial statements of the group. Such measures include investments in subsidiaries and a jointly controlled entity measured at cost adjusted by Formula’s share in the investees’ accumulated undistributed earnings and other comprehensive income or loss.

Formula believes that these financial measures provide useful information to management and investors regarding Formula’s stand-alone financial position. Formula’s management uses these measures to compare the Company’s performance in the current period to that of prior periods for trend analyses. These measures are also used in financial reports prepared for management and in quarterly financial reports presented to the Company’s board of directors. The Company believes that the use of these stand-alone financial measures provides an additional tool for investors to use in evaluating Formula’s financial position.

Management of the Company does not consider these stand-alone measures in isolation or as an alternative to financial measures determined in accordance with GAAP. Formula urges investors to review the consolidated financial statements which it includes in press releases announcing quarterly financial results, including this press release, and not to rely on any single financial measure to evaluate the Company’s business or financial position.

About Formula

Formula Systems, whose ordinary shares are traded on the Tel-Aviv Stock Exchange and ADSs are traded on the Nasdaq Global Select Market, is a global information technology holding company engaged, through its subsidiaries and affiliates, in providing software consulting services and computer-based business solutions and developing proprietary software products.

For more information, visit www.formulasystems.com.

Press Contact:

Formula Systems (1985) Ltd.

+972-3-5389487

ir@formula.co.il

Forward Looking Statements

Certain matters discussed in this press release that are incorporated herein and therein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to certain risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: adverse macro-economic trends and their duration, including inflation, relatively high interest rates, and supply chain delays, which trends may last for a significant period and materially adversely affect our results of operations; the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the degree of our success in developing and deploying new technologies for software solutions that address the updated needs of our customers and serve as the basis for our revenues; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems particularly in the current hybrid office/work-from-home environment; risks related to industries, such as the insurance, healthcare, defense and the telecom, in which certain of our clients operate; risks posed by our global sales and operations, such as changes in regulatory requirements, supply chain disruptions, geopolitical instability stemming from Russia’s invasion of Ukraine, wide-spread viruses and epidemics or fluctuations in currency exchange rates; and risks related to our and our subsidiaries’ principal location in Israel.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Item 3.D Risk Factors” in our most recent Annual Report on Form 20-F for the year ended December 31, 2023, filed with the U.S. Securities and Exchange Commission on May 15, 2024, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, or to conform those statements to actual results or to changes in our expectations.

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED CONDENSED STATEMENTS OF PROFIT OR LOSS

U.S. dollars in thousands (except per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2024	2023	2024	2023
	Unaudited		Unaudited
Revenues	667,680	655,374	1,366,081	1,325,773
Cost of revenues	501,234	494,436	1,035,420	1,002,904
Gross profit	166,446	160,938	330,661	322,869
Research and development costs, net	20,432	19,210	40,649	38,518
Selling, marketing and general and administrative expenses	80,975	81,744	162,388	163,573
Operating income	65,039	59,984	127,624	120,778
Financial expenses, net	3,829	5,612	9,431	12,696
Income before taxes on income	61,210	54,372	118,193	108,082
Taxes on income	13,650	11,380	27,108	22,870
Income after taxes	47,560	42,992	91,085	85,212
Share of profit (loss) of companies accounted for at equity, net	(135)	174	(32)	209
Net income	47,425	43,166	91,053	85,421
Net income attributable to non-controlling interests	28,586	26,145	55,055	52,716
Net income attributable to Formula Systems shareholders	18,839	17,021	35,998	32,705
Earnings per share (basic)	1.23	1.12	2.36	2.14
Earnings per share (diluted)	1.20	1.11	2.31	2.11
Number of shares used in computing earnings per share (basic)	15,304,355	15,301,017	15,303,811	15,300,642
Number of shares used in computing earnings per share (diluted)	15,624,160	15,480,800	15,597,645	15,472,436

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands

	June 30,	December 31,
	2024	2023
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	408,262	451,946
Short-term deposits	64,617	76,224
Trade receivables, net	710,299	721,008
Prepaid expenses and other accounts receivable	90,274	84,670
Inventories	30,189	42,008
Total current assets	1,303,641	1,375,856

NON-CURRENT ASSETS:
Long-term investments and receivables	52,729	52,002
Deferred taxes	46,547	46,856
Investments in companies accounted for at equity	18,836	20,796
Property, plants and equipment, net	49,731	52,931
Right-of-use assets	112,844	120,651
Intangible assets, net and goodwill	1,118,288	1,143,509
Total non-current assets	1,398,975	1,436,745

Total assets	2,702,616	2,812,601

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Credit from banks and others	150,467	145,973
Debentures	64,206	72,885
Current maturities of lease liabilities	41,127	44,064
Trade payables	199,123	258,649
Deferred revenues	147,193	137,643
Employees and payroll accrual	197,529	209,384
Other accounts payable	76,996	73,124
Liabilities in respect of business combinations	5,656	7,954
Put options of non-controlling interests	49,400	35,987
Total current liabilities	931,697	985,663

LONG-TERM LIABILITIES:
Loans from banks and others	63,557	90,887
Debentures	194,444	231,541
Lease liabilities	79,760	84,639
Other long-term liabilities	12,976	12,678
Deferred taxes	53,022	59,206
Deferred revenues	17,077	4,873
Liabilities in respect of business combinations	1,912	2,622
Put options of non-controlling interests	11,079	21,880
Employees benefit liabilities, net	10,189	10,427
Total long-term liabilities	444,016	518,753

EQUITY
Equity attributable to Formula Systems shareholders	644,022	625,762
Non-controlling interests	682,881	682,423
Total equity	1,326,903	1,308,185

Total liabilities and equity	2,702,616	2,812,601

FORMULA SYSTEMS (1985) LTD.

STAND-ALONE STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands

	June 30,	December 31,
	2024	2023
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	30,524	30,082
Dividend receivable	11,277	-
Other accounts receivable and prepaid expenses	13,175	10,326
Total current assets	54,976	40,408

NON-CURRENT ASSETS:
Investment in subsidiaries and a jointly controlled entity (*)
Matrix IT Ltd.	154,760	160,056
Sapiens International Corporation N.V.	255,813	251,658
Magic Software Enterprises Ltd.	129,932	128,549
Other	141,663	147,975
Total investment in subsidiaries and a jointly controlled entity	682,168	688,238

Long term receivables and other investments	24,049	22,737
Property, plants and equipment, net	10	11
Total non-current assets	706,227	710,986

Total assets	761,203	751,394

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Loans from banks and others	2,227	-
Debentures	21,742	32,126
Trade payables	198	137
Other accounts payable	1,254	2,697
Liability in respect of a business combination	257	267
Total current liabilities	25,678	35,227

LONG-TERM LIABILITIES:
Loans from banks and others	4,064	-
Debentures	87,439	90,405
Total long-term liabilities	91,503	90,405

EQUITY	644,022	625,762

TOTAL LIABILITIES AND EQUITY	761,203	751,394

(*)	The investments' carrying amounts are measured consistent with the accounting principles applied in the consolidated financial statements of the group and representing the investments’ cost adjusted by Formula's share in the investees' accumulated undistributed earnings and other comprehensive income or loss.